                                                     191 Peachtree Street
                                                     Atlanta, Georgia 30303-1763
                                                     www.kslaw.com


                                                     John D. Wilson
                                                     Direct Dial: 404/572-3506
                                                     Direct Fax:  404/572-5147
                                                     jdwilson@kslaw.com

September 6, 2005


Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street NE
Washington, DC  20549
Attention:  Mr. Thomas Jones
            Senior Attorney

        RE:   CARIBOU COFFEE COMPANY, INC.
              AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 SEC FILE NO. 333-126991

Dear Mr. Jones:

      Set forth below are our responses to the comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") in the letter from the Staff dated September 2, 2005, concerning the Caribou Coffee Company, Inc. (the "Company") Amendment No. 1 to Registration Statement on Form S-1, including the related exhibits, filed August 25, 2005 ("Amendment No. 1").

      Concurrently with the delivery of this letter, the Company has filed Amendment No. 2 to the Registration Statement, including the related exhibits ("Amendment No. 2"). For your convenience, we will provide the Staff with four courtesy copies of this response letter, together with four copies of Amendment No. 2 that are marked to show changes made in response to your comments from the filing on August 25, 2005. We have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Cover Page

Comment 1:    We note your responses to prior comments 1 and 2. Please note that we may have additional comments after you file the information.

Response 1:   Amendment No. 2 has been revised to include a price range and related information based upon an assumed public offering price of $14.00 per share (the mid-point of the range).

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 2


Prospectus Summary, page 1

Comment 2:    Please present the disclosure in a more balanced manner, such as disclose your net losses for the last two years and 2005 at the beginning of the summary. Also, revise the disclosure concerning the majority shareholder to briefly discuss the shareholder and compliance with Shari'ah principles.

Response 2:   The Company has revised its disclosure on pages 1 and 3 consistent with this comment.


Comment 3:    Please expand page 3 or another appropriate section to clarify whether you have opened any coffeehouses in the Middle East or at airports.

Response 3:   In response to this Comment, the Company has clarified on page 51 in the "Business -- Licensing -- International" section that it currently does not have any international licensed locations but expects to open its first coffeehouses under the master license agreement in the fourth quarter of 2005. The Company believes this is also clear from the existing disclosure, as the Company indicates on page 3 that it expects the "first" coffeehouses under the master license agreement to open in the fourth quarter of 2005. Likewise, the Company notes that on page 52 in the "Business
              -- Licensing -- Domestic" section it currently discloses that it licenses two locations in airports.


The Offering, page 4
Capitalization, page 22

Comment 4:    We note that you have revised your disclosure to state that the shares of common stock issuable upon the exercise of stock options outstanding under the 1994 and 2001 plans have a weighted average exercise price of $7.09 per share. Please tell us why this amount has been reduced from the amount of $9.40 disclosed in the previous filing, considering that you have separately disclosed to us that the exercise price per share for options issued in June through August of 2005 was $9.87.

Response 4:   The decrease in the weighted average exercise price resulted from giving effect to the four-for-three stock split. The weighted average of $7.09 and all other option information reflects all option grants through the date of this filing, including the grants from June through August.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 3


Summary Financial and Other Data, page 5
Selected Consolidated Financial and Other Information, page 24
MD&A, page 39

Comment 5:    We note from your response to prior comment 5 that you continue to believe it is appropriate to adjust EBITDA by non-cash closing costs and asset disposals and have added additional disclosure regarding the usefulness to investors of the Adjusted EBITDA measure. However, we continue to believe that Item 10(e) of Regulation S-K does not permit the use of the non-GAAP financial measure in these circumstances. Both Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial
              Measures issued June 13, 2003 appear applicable to this situation.
              Your response appears to imply that because you consider these as "recurring" costs, they should be allowed to be presented in a non-GAAP financial measure as long as you include disclosure as to why they are useful to the investor. As presented in Question 8, the burden of showing how these measures are useful to investors is a significant one and the guidance states that items adjusting non-GAAP financial measures, "more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period." As indicated in your response, you expect these closing costs to continue in the future. Question 9, which addresses similar, restructuring-type costs, also identifies the diminishment of these types of charges in the future as integral to the allowability in a non-GAAP financial measure.
              Question 9 indicates that if there is a past pattern of these types of charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. Please revise your disclosures to remove the adjustment for non-cash closing costs and asset disposals.

Response 5:   In response to this Comment, the Company has revised its
              presentation of Adjusted EBITDA so that it does not add back non-cash closing costs and assets disposals. However, for fiscal
              2004, the Company's non-cash closing costs and asset disposals included a non-recurring charge resulting from the relocation and consolidation of its facilities. The Company believes that it is appropriate to add this non-cash charge back to EBITDA because this is a non-recurring item that is not reflective of its operations. This represents a $.5 million charge the Company recorded in fiscal 2004 for the remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained, for its previous headquarters and roasting facility. The Company vacated this facility when it consolidated its corporate offices and its roasting, packaging, warehousing and distribution activities, which it had previously operated out of three separate facilities, into a single facility. The Company supplementally advises the Staff

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 4


              that it did not incur any similar charges in the prior two years, nor does it expect to incur any similar charge in the next two years. The Company moved into the prior three facilities between 1995 and 1998 and has not had any recent similar consolidation activities. Moreover, the Company moved into its new headquarters and roasting facility to accommodate its current operations and anticipated growth and expects to remain in that facility at least through the end of the initial lease term in 2018. Accordingly, the Company does not expect future charges related to consolidation or relocation of facilities at any time in the near future.


Complaints or claims by current, former or prospective employees could adversely affect us, page 13

Comment 6:    Please disclose, if true, that an adverse outcome from the pending litigation may have a material adverse effect on you.

Response 6:   The Company has revised this risk factor to clarify its assessment of the potential effect of an adverse outcome, which is that the Company's results of operations in one or more fiscal periods could be materially adversely affected.

Our compliance with Shari'ah principles may make it difficult for us to obtain financing and may limit the products we sell, page 17

Comment 7:    Please discuss to the extent practical any other Shari'ah
              principles that may make it more difficult for you to obtain financing and may limit the products you sell. For example, discuss the impact of the principles related to the lease financing arrangement and the revolving credit facility. Also, clarify your relationship with Arabica Funding, Inc.

Response 7:   The Company supplementally advises the Staff that the risk factor discusses all of the significant Shari'ah principles that may make it more difficult for it to obtain financing and that may limit the products its sells. As noted in the risk factor, the risk of Shari'ah principles relating to borrowing money is the need to comply with complicated requirements that cause the negotiation and documentation of financing arrangements to be complex and time consuming. The lease financing arrangement and revolving credit facility collectively represent a financing arrangement whose substantive terms are comparable to non-Shari'ah compliant debt financing. However, the impact that Shari'ah principles had on this financing arrangement was that the Company was required to negotiate and document a more complex set of documents that involved both the lease financing arrangement and the revolving credit facility, which was more difficult and time consuming than typical non-Shari'ah-compliant financing arrangements. As noted in the risk factor, the ultimate risk

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 5


              is that the Company might not be able to enter into such financing on a timely basis if it had immediate liquidity needs.

              The Company further notes that Arabica Funding, which is referred to as a finance company in the prospectus, was formed solely to facilitate this financing arrangement and has no assets, liabilities, income or expenses other than those associated with the financing arrangement. Accordingly, the Company does not believe it faces any risk relating to the finance company (other than the risk described above of the complexity of documenting Shari'ah-compliant financing). In response to this comment, the Company has clarified in the "MD&A -- Critical Accounting Policies -- Lease financing arrangement and revolving credit facility" that the finance company was formed solely to facilitate the Company's financing arrangement.

Growth Strategy, page 45

Comment 8:    Please refer to prior comment 15. Please expand this section or page 54 to briefly describe the known competitive circumstances in the intended foreign license area.

Response 8:   The Company has revised its disclosure on page 54 consistent with this comment.

Site Selection and Construction, page 49

Comment 9:    Please discuss, if applicable, the material terms of your written agreement with the third party consultant.

Response 9:   The Company has a written contract with this unaffiliated
              consultant, but the Company does not believe any further disclosure regarding the consultant or this agreement is necessary for an investor to understand the Company's site selection process. The agreement with the consultant is a typical commercial contract under which the consultant agrees to perform services and the Company pays customary fees that are immaterial to the Company's financial condition. The Company also notes that this contract does not qualify as a material contract under Item
              601(b)(10) of Regulation S-K.


Comment 10:   Please clarify whether the factors you consider for site selection in the United States are similar to the factors you may consider for expansion in the Middle East. If not, then please discuss the factors in greater detail. Also, revise the sections on pages 49 and 50 to discuss any material differences between operations in the United States and the Middle East.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 6


Response 10:  In response to this comment, the Company has added disclosure on page 52 under "Business -- Licensing -- International" indicating that the licensee or its sublicensees will select sites for coffeehouses opened under the master license. The Company notes that this section also discloses that its licensee and sublicensees will operate coffeehouses in accordance with the Company's operating standards. The Company supplementally advises the Staff that, although there are no coffeehouses currently in operation under this agreement, it is not aware of intended material differences between the operation of these coffeehouses and its coffeehouses in the United States. The Company believes this disclosure is sufficient to describe site selection and operations for coffeehouses to be opened under the master license agreement in light of the fact that the Company is in the first year of this arrangement and no coffeehouses have yet opened.

Report of Independent Registered Public Accounting Firm

Comment 11:   Revise to remove the restrictive legend which follows the report on the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-1 registration statement. The consent of the independent registered public accounting firm should be similarly revised.

Response 11:  The restrictive legend has been removed from the reports and the consent of the Company's independent registered public accounting firm.

Notes to the Financial Statements
Note 1. Business and Summary of Significant Accounting Policies

Comment 12:   We note from your response to prior comment 38 that you
              consolidate affiliates of which you own 50% or less because you exercise control, and you have revised your disclosure in Note 1 to state that you control the daily operations of the partnerships and accordingly consolidate their results of operations. However, we also note from your response to our comment that decisions pertaining to significant matters require the consent of the other partners which indicates the Company may not have control over the operations of these entities. Please tell us in further detail the nature of the rights held by the Company and the other partners under the terms of each partnership agreement. As part of your response, you should also explain how the rights provided under each partnership agreement provide you with control and tell us the relevant accounting literature that supports your conclusion.
              We may have further comment upon receipt of your response.

Response 12:  The Company has two separate joint venture agreements: one related to its Minneapolis/St. Paul International Airport operations ("MSP") where it owns a 49% interest and one related to Bookcase, a bookstore which operates a

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 7


              coffeehouse through a joint venture with the Company in suburban Minneapolis ("Bookcase Joint Venture") where it owns a 50% interest.

              MSP

              As stated in the MSP joint venture agreement ("MSP Agreement") the purpose of the joint venture is to operate Caribou Coffee branded coffeehouses exclusively at the Minneapolis/St. Paul International Airport ("Airport"). The coffeehouses at the Airport are operated pursuant to a separate license agreement between the Company and MSP. The license agreement grants MSP the right to use the "Caribou Coffee" name, the right to trade secrets and the right to sell and distribute Caribou Coffee products to the public, provided that MSP operates the Caribou Coffee branded coffeehouses in accordance with the Company's operating standards. Failure to comply with the Company's operating standards may result in license termination and therefore the inability for the joint venture to operate Caribou Coffee branded coffeehouses. Pursuant to the license agreement, the licensee may not compete with the Company during the license period and for a period of one year from the termination of the license agreement. The joint venture also entered into an operating services agreement with the Company whereby the Company was contracted to provide services to the venture including, payroll, accounting, internal audit, training, inventory management, product quality control, equipment maintenance and repair and human resources consulting for a fee. It is also important to note that all products sold by the joint venture are sourced by the Company according to its quality standards. All branded merchandise must be purchased from the Company. The Company may designate specifications and quality standards for all raw materials (i.e. coffee beans, food products, supplies and branded merchandise), which effectively means those items must be purchased from the Company. In addition, all decisions related to product pricing are at the discretion of the Company.

              The Company provided its joint venture partner with a loan to fund the partner's portion of its initial capital contribution and provides all financing to meet the joint venture's financial obligations including the financial resources for all capital expenditures, leasehold improvements and renovations. The Company's joint venture partner lacks the financial wherewithal to operate independent of the Company and is solely dependent on the Company to fund all necessary capital expenditures and improvements which are mandated by the Company's operating standards. In the event the joint venture was terminated, the Company's joint venture partner would not be able to repay the remaining portion of the note which is due to the Company which was entered into in

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 8


              connection with the formation of the joint venture. MSP has been operating since 1995. For the period from inception through the current date, MSP has proposed several management decisions including changes to manager compensation which were denied by Caribou Coffee.

              Paragraph 3 of FIN 46(R), Consolidation of Variable Interest Entities, ("FIN No. 46(R)") indicates that the use of the term entity in FIN No. 46(R) refers to "any legal structure used to conduct activities or to hold assets." Accordingly, the Company believes the example provided in FASB Staff Position FIN46(R)-3, "Evaluating Whether as a Group the Holders of the Equity Investment at Risk Lack the Direct or Indirect Ability to Make Decisions about an Entity's Activities through Voting Rights or Similar Rights under FASB Interpretation No. 46(R)" (the "Interpretation") is analogous to the MSP joint venture. The Interpretation states that the franchisor's ability to enforce its business standards does not cause a franchise to be a variable interest entity and indicates that the equity group would not lack the characteristic of paragraph 5(b)(1) so long as the equity group of the franchisee maintains control over decisions that significantly impact the success of the franchise. These would typically include control over the day-to-day operations of the franchise, including, but not limited to, hiring, firing and supervising of management and employees, establishing what prices to charge for products or services, and making capital decisions of the franchise.

              The Company's joint venture partner has the ability to make decisions, however, such decisions do not have a significant impact on the success of the entity. As noted above, all operations are conducted by the Company in connection with the operating services agreement. All of the joint venture's employees and management are Company personnel. Decisions related to hiring and firing such personnel are the direct responsibility of the Company. All products sold by the joint venture and the pricing related to such sales are provided by the Company. The nature, timing and extent of capital expenditures is determined by the Company and all funding, if needed, related to such expenditures is provided by the Company. The Company believes it has substantive participating rights as a result of its contractual obligation to initiate and execute all significant business decisions on behalf of the MSP joint venture as defined in EITF 96-16, Investor's Accounting for and Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

              As a result, the Company's joint venture partner does not

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 9


              make decisions that have a significant impact on the success of the joint venture. Accordingly, the Company concluded that it was solely responsible for all decisions which could have a significant impact on the success of the joint venture. The Company has the right to dictate how the coffeehouses are operated through the license agreement and has the contractual responsibility to provide substantially all administrative services through the operating services agreement. Further, the Company provides all financing when and if necessary. Accordingly, the Company concluded it had control of MSP since inception as it has always had the ability to act affirmatively and not simply the ability to block the joint venture partners' actions. As a result, the Company concluded it had control of the joint venture from inception and that consolidation of the results of operations of the MSP joint venture was appropriate.

              Bookcase Joint Venture

              The Company has been given the authority to conduct and manage the business of the Bookcase Joint Venture by mutual agreement of the joint venture partners. In this capacity, the Company is responsible for all decisions related to the daily operations of the Bookcase Joint Venture. All of Bookcases's employees and management are Company personnel. All products sold by the Bookcase Joint Venture and the pricing related to such sales are provided by the Company. The nature, timing and extent of capital expenditures have been determined by the Company and all funding, if needed, related to such expenditures is provided by the Company. As a result, the Company's joint venture partner does not make decisions which have a significant impact on the success of the joint venture. Accordingly, the Company concluded that it was solely responsible for all decisions which could have a significant impact on the success of the Bookcase Joint Venture. The Company concluded it had control of Bookcase Joint Venture since inception as it has always had the ability to act affirmatively and not simply the ability to block the joint venture partners' actions. As a result, the Company concluded it had control of the joint venture from inception and that consolidation of the results of operations of the Bookcase Joint Venture was appropriate.

Operating Leases and Rent Expense

Comment 13:   We note from your response to prior comment 44 that you recognize expense related to contingent rentals in the period in which it is incurred. Please tell us if you evaluate whether or not achievement of the target is probable in

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 10


              determining when to recognize contingent rental expense, and in doing so follow the guidelines for accounting for contingent rentals outlined in EITF 98-9.

Response 13:  The Company evaluates whether the payment of contingent rent is probable based on the achievement of certain targets as specified in its various lease agreements in accordance with EITF 98-9 and records such expense ratably over the contingency period. Footnote 1 to the January 2, 2005 financial statements has been modified to include such disclosure.

Note 2. Store Closings and Asset Disposals

Comment 14:   We note from your response to prior comment 39 that you believe the cash inflows and outflows of the closed locations have been or will be migrated to new stores or planned new stores in the same market within a reasonable time period. Please tell us the purpose or benefits of closing one store and reopening a new store within the same market. Additionally, tell us during the periods presented in your financial statements, the number of closed stores that have been replaced by new stores currently in operation within the same market. We may have further comment upon receipt of your response.

Response 14:  The primary business reason to close one or several stores in a market is based on location. In connection with such closure we decide whether to open another store or stores in the same market. As noted below in the Minnesota and Illinois markets the Company has closed stores and replaced them with many more stores. In some cases, as in Georgia, a store closure was executed in order to close an underperforming site which was restricting the performance on another existing location in the same market. By closing the underperforming location, the Company generally is able to migrate a large portion of those customers to another existing location and substantially improve the operations of those coffeehouses.

              Locations can become less desirable by changes in traffic patterns or competitors that "out position" an existing site. In addition, the Company continuously considers the availability of new construction that has better site characteristics. Such site characteristics consist of the ability to have a drive through service or for increased visibility to customers. Site visibility from the street or within a shopping center is also an important consideration that can lead to changes in the location of the Company's real estate. The Company continuously looks for opportunities to upgrade its real estate in all markets.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 11



              During the periods included in the audited financial statements (December 31, 2001 through July 3, 2005), the Company has opened and closed stores in the following markets:

                             MARKET             CLOSURES       OPENINGS
                             ------             --------       --------
                             Minnesota              1             74
                             Georgia                8              1
                             Illinois               5             27
                                                   --            ---

                 ---------------------------------------------------------

                             Total                 14            102
                 ---------------------------------------------------------


              With respect to the Georgia market, the Company made a strategic decision that certain underperforming coffeehouses should be closed. In connection with this decision, the Company began to dedicate additional marketing, advertising and promotional resources to other better performing coffeehouses in the Georgia market in order to migrate the revenue from the closed locations to other existing locations. Comparable store sales have increased 19% over the last 2 years since this effort began. Accordingly, the Company believes it has successfully migrated a considerable portion of the revenues from closed stores to other locations in the Georgia market.

              The Company continues to execute its growth strategy in Georgia. However, it has been slower than anticipated due to turnover in its real estate department which slowed down the ability to locate and procure sites. The Company is currently fully staffed in its real estate department and in the Georgia market it has 4 new sites with signed leases, 1 site lease currently in negotiation and 9 other sites identified and undergoing the internal approval process. One of the 4 new sites in Georgia is scheduled to open in early September 2005. The Company anticipates opening between 4 and 6 locations in the Georgia market before the end of fiscal 2005.

Comment 15:   We note from your response to prior comment 40 that you have added a disclosure to Note 2 that the accrual related to the consolidation of facilities is for the remaining lease rentals, reduced by estimated sublease rentals. As previously requested in our comment, please revise your disclosure to include the facts and circumstances leading to the consolidation and the expected
              (or actual) completion date. See paragraph 20 of SFAS No. 146.

Response 15:  The Company has revised Note 2 to the audited financial statements for the year ended January 2, 2005 to state the facts and circumstances leading to consolidating into one facility and that the completion date of this consolidation was June 2004.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 12



Note 7. Property and Equipment

Comment 16:   We note from your response to prior comment 42 that you have revised Note 7 to include disclosure of depreciation and amortization expense. Please tell us why the amounts disclosed in
              Note 7 do not agree with the amounts presented on the face of the statements of operations.

Response 16:  The amounts presented on the Consolidated Statement of Operations for depreciation and amortization expense include depreciation and amortization expenses from its retail coffeehouse operations only. The Company also incurs depreciation and amortization expense as part of its general and administrative expense and incurs depreciation expense for its roasting and packaging operations and has included such depreciation expense as part of its product cost expensed on the line item cost of sales and related occupancy. Footnote 7 to the financial statements for the year ended January 2, 2005 has been revised to disclose the amount of depreciation and amortization included in various captions on the statement of operations.

Note 8. Note Payable and Capital Lease Obligations

Comment 17:   We note from your response to prior comment 34 that you capitalize costs related to the acquisition of your financing arrangement and amortize the costs on a straight line basis over the five year life of the arrangement. Please revise your filing to disclose in the notes to the financial statements, the capitalization of these costs, the method of amortization, the amortization period, amortization expense for each year in which an income statement is provided, and accumulated amortization at each year end for which a balance sheet is presented.

Response 17:  The Company has revised Note 1 and Note 8 to its annual
              Consolidated Financial Statements for the year ended January 2, 2005 consistent with this comment.

Note 9. Stock Options

Comment 18:   We note from the disclosures provided in Note 9 that the Company utilized the "minimum value method," which excludes a volatility factor, for purposes of determining the fair value of its stock option grants for purposes of the pro forma disclosures provided pursuant to SFAS No. 123. Note that the use of this method is appropriate only for periods prior to the filing of the Company's
              Form S-1 registration statement (i.e., prior to July 19, 2005).
              Accordingly, please confirm that the Company will not use this method to determine the fair value of its stock option grants for periods subsequent to the filing of its Form S-1

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 13


              registration statement. Refer to the guidance outlined in paragraphs 142 and 174 of SFAS No. 123.

Response 18:  The Company confirms that it will not use the "minimum value method" to determine the fair value of stock options granted for periods subsequent to the filing of the registration statement.

Comment 19:   We note from the Company's response to our prior comment number 49 that the Company has not recorded any expense in connection with its grants of stock options, and will not record expense in connection with planned grants discussed in its response, because it believes that the stock options were or will be granted with an exercise price equal to the fair market value of the stock. We also note from the Company's response that because no expense was or will be recognized, the Company has not added any disclosure in MD&A addressing this matter.

              Although expense recognition may not be required in connection with the Company's stock option grants, we continue to believe that MD&A and the notes to the Company's financial statements require revision to discuss the number and terms of the options granted during the twelve month period preceding the latest balance sheet date presented in the filing, as well as any option grants to be made in connection with the Company's planned public offering. Accordingly, please provide the following disclosures:

              - Revise the interim financial statements to disclose the number of options granted since the end of the prior fiscal year, the exercise price, the fair value of the Company's common stock on the date of grant, and the intrinsic value, if any, per option. Also, please indicate whether the valuation used to determine the fair value of the options was contemporaneous or retrospective, and if the valuation was prepared by a related party, include a statement to this effect.

              - Revise MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

              - Also, since it appears that all of your recent option grants were not valued on the basis of contemporaneous valuations, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 14


              The revised disclosures to be provided should be presented in a level of detail consistent with that provided in your response to our prior comment number 49.

              Refer to the guidance outlined in paragraphs 179 through 182 of the AICPA's Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" and to the disclosure requirements outlined in paragraph 41 of SFAS No. 128.

Response 19:  The Company has revised Note 6 to the unaudited financial statements to include the requested disclosure with respect to all options granted since July 1, 2004. In addition, the Company has revised MD&A to include the requested disclosure regarding the intrinsic value of outstanding options based on the assumed initial public offering price of $14.00 per share, as well as disclosure regarding the methodology for determining the fair value of the common stock in granting stock options.

              The Company believes that it has complied with the disclosure guidelines of the AICPA's Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." The Company notes that Paragraph 182 of the AICPA Practice Aid only suggests enhanced disclosure regarding the determination of fair value and factors contributing to the difference in the exercise prices of stock options and the initial public offering price where a company does not obtain a contemporaneous third party valuation of fair value. The Company notes that all grants of stock options in fiscal 2005 were based on contemporaneous, independent valuations of the fair value of the common stock by Houlihan Lokey. The only option grants made in the previous twelve months that were not based on an independent valuation were the options granted in September and December of 2004 with an exercise price of $6.70. As a result, those are the only option grants that might require the enhanced disclosure suggested in Paragraph 182. Given that the Company has independent valuations for the more recent grants, that the 2004 grants are smaller in number, longer ago and reflect a valuation that is consistent with the subsequent third party valuations of the common stock, the Company believes that the level of disclosure it has included is sufficient for an investor to understand the basis for the exercise prices of those options and the changes in the fair value of the common stock.

              The Company also notes that its new disclosure in the unaudited financial statements and MD&A takes into account all outstanding stock options, including those granted subsequent to July 3, 2005, which is consistent with paragraph 41 of SFAS No. 128 to which the Staff's Comment referred.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 15


Comment 20:   For the stock option grants made from September 2004 through
              August 2005, please confirm that none of the options were issued to non-employees. If so, please revise your financial statements to record an expense for the fair market value of any issuances made to those non-employees. Refer to the requirements of paragraphs of SFAS No. 123 and EITF 96-18.

Response 20:  The Company confirms that none of the stock option grants from
              September 2004 through August 2005 were issued to non-employees.

Unaudited Financial Statements for the Quarter Ended July 3, 2005

Comment 21:   Revise to include a statement of changes in stockholders' equity for the latest interim period presented or disclose any changes in stockholders' equity since the end of your latest fiscal year in the notes to the interim financial statements.

Response 21:  The Company has revised footnote 6 to its unaudited financial statements for the thirteen weeks ended July 3, 2005 to include a description of the change in stockholders' equity since the end of our latest fiscal year.

Notes to the Financial Statements
Note 5. Inventories

Comment 22:   We note that inventories are net of related reserves totaling $0 and $367,000 at January 2, 2005 and July 3, 2005, respectively.
              Please tell us the nature of the changes in your assumptions as to the realizability of the inventory balance between January 2, 2005 and July 3, 2005 that resulted in the establishment of an inventory reserve.

Response 22:  During the thirteen weeks ended July 3, 2005, an existing customer substantially increased the number of distribution points it was using to sell the Company's coffee products and as such the Company purchased and roasted coffee in anticipation of an expanded level of sales. However, at quarter end it appeared that the expanded level of sales would not materialize and pursuant to its freshness policy the Company recorded a reserve for an amount of inventory it estimated would soon be beyond its freshness date.

Other

Comment 23:   In the event of a delay in the effectiveness of the Company's Form
              S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation
              S-X.

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 16


Response 23:  The Company notes that no updates to the financial statements or related disclosures are required by Rule 3-12 of Regulation S-X at this time, but will make any such updates if and when they are required.

Comment 24:   Please include a currently dated consent of the Independent
              Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Response 24:  Amendment No. 2 includes as Exhibit 23.2 a currently dated consent of Ernst & Young LLP, the Company's independent registered public accounting firm.




Exhibits, page 11-3

Comment 25:   We note your response to prior comment 52. Please file complete agreements. For example, we note that you have not filed exhibits to the master license agreement. Also, comments, if any, concerning your confidential treatment application will be issued in a separate letter.

Response 25:  In response to the Staff's comment, the Company has re-filed the master license agreement including all exhibits thereto.



                                      * * *

Caribou Coffee Company, Inc.
Amendment No. 2 to Form S-1
September 6, 2005
Page 17




      Please feel free to call the undersigned at (404) 572-3506 with any questions concerning the attached materials.

                                          Sincerely,

                                          /s/ John D. Wilson

                                          John D. Wilson

cc:   Michael J. Coles
      George E. Mileusnic
      Daniel E. Lee
      John J. Kelley III
      Todd W. Eckland